Room 4561

Mr. Kevin J. Krakora
Executive Vice President
and Chief Financial Officer
Diebold, Incorporated
5955 Mayfair Road
PO Box 3077
North Canton, OH 44720

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 001-04879**

Dear Mr. Krakora:

We have reviewed your response letter dated December 15, 2006 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 5: Property, Plant and Equipment, page 33

1.   We note your response to prior comment number 2 and it is unclear to us why you have classified rotable spares in property, plant, and equipment. As part of your response, please provide the following:

- Please explain, in greater detail, why you believe that accounting for rotable spares as a fixed asset is appropriate;

- Explain how CON 6 supports your accounting and refer to the specific paragraphs that you have relied upon; and

- Explain how you considered Q&A #12 of TIS Section 2140 of the AICPA Technical Questions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief